November 7, 2005


Mail Stop 4561

Mr. Richard J. Verdiramo
President
RECOV Energy Corp.
3163 Kennedy Boulevard
Jersey City, NJ 07306

Re:	RECOV Energy Corp.
	Form 10-KSB for the year ended March 31, 2005
	Filed July 15, 2005
	File No. 0-30230

Dear Mr. Verdiramo:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,



Steven Jacobs
Accounting Branch Chief